Exhibit 99.2

April 29, 2022

Securities and Exchange Commission

Washington, DC 20549

Ladies and Gentlemen:

We were previously principal accountants for Yiren Digital Ltd (the “Company”). On April 28, 2022, we were dismissed. We have read the Company’s statements included under Form 6-K dated April 29, 2022, and we agree with the statements, except that we are not in a position to agree or disagree with the Company’s statements that:

(1)	Effective as of April 28, 2022, the Company engaged Wei, Wei & Co., LLP (“WWC”), as the Company’s independent registered public accounting firm, to replace KPMG Huazhen LLP (“KPMG”). The change of the Company’s independent registered public accounting firm was approved by the audit committee and the board of the Company.

(2)	WWC is engaged to audit and report on the consolidated financial statements of the Company for the year ended December 31, 2021.

Very truly yours,

/s/ KPMG Huazhen LLP

KPMG Huazhen LLP, a People's Republic of China partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.	毕马威华振会计师事务所(特殊普通合伙) — 中国合伙制会计师事务所，是与英国私营担保有限公司 — 毕马威国际有限公司相关联的独立成员所全球性组织中的成员 。